FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated September 19, 2002

BIOMIRA INC.
(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years)	Form 40-F ☒ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release dated September 19, 2002 announcing after independent review of interim data Company continuation of metastatic breast cancer Theratope® Vaccine Phase III trial to await final results
Press Release dated September 19, 2002 announcing enrollment of first patient in new Theratope® Vaccine Phase II Study for metastatic breast cancer patients being treated with aromatase inhibitors
Signatures

Item	Page

Press Release dated September 19, 2002 announcing after independent review of interim data Company continuation of metastatic breast cancer Theratope® Vaccine Phase III trial to await final results	3

Press Release dated September 19, 2002 announcing enrollment of first patient in new Theratope® Vaccine Phase II Study for metastatic breast cancer patients being treated with aromatase inhibitors	7

Signatures	10

News Release
For Immediate Release

METASTATIC BREAST CANCER VACCINE TRIAL TO CONTINUE,
BIOMIRA AND MERCK KGaA AWAIT FINAL RESULTS

Edmonton, Alberta, Canada and Darmstadt, Germany — September 19, 2002 — Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) of Edmonton, Alberta, Canada, and Merck KGaA of Darmstadt, Germany, announced today that they will continue their Phase III clinical trial of THERATOPE® vaccine through its planned conclusion next year.

This decision was made based on a recommendation from an independent review of interim data from their double-blinded randomized trial conducted in 1,030 women with metastatic breast cancer. THERATOPE® vaccine has fast-track designation with the U.S. Food and Drug Administration (FDA) for the treatment of metastatic breast cancer.

The Data Safety Monitoring Board (DSMB) stated that they had “no safety concerns at all and recommend that the trial continue to final analysis.” The DSMB also said they had “no safety concerns with continuing the present programs or initiating new trials under the current development plan.”

Biomira and Merck KGaA, which are collaborating on the development of THERATOPE® vaccine, reached this decision after the DSMB, an independent panel of cancer trial experts, reviewed the interim data and determined that the study should continue to the final analysis. The data did not meet the pre-determined statistical significance required for either endpoint at this time. Biomira and Merck KGaA remain blinded to the data.

The DSMB reviewed an interim analysis of the survival endpoint and the final analysis of the time to disease progression endpoint. The Companies will be reviewing complete survival data at the final analysis in the second half of 2003. The trial was designed primarily as a survival study, and the Companies believe the totality of the data at the final analysis will be an important factor in determining the regulatory strategy for moving THERATOPE® vaccine forward in the metastatic breast cancer indication.

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“The clinical trial was sized, powered and designed primarily as a survival study,” said Alex McPherson, MD, PhD, President and CEO of Biomira. “We had set rigorous hurdles for ourselves for this interim analysis and are pleased to be moving forward. We strongly believe that, in the end, we can make a difference in the treatment of women with metastatic breast cancer.”

According to David W. Miles, MD, BSc, FRCP, Senior Lecturer and Honorary Consultant in Medical Oncology at Guy’s Hospital in London and lead clinical investigator, “It would be a significant step forward if the final results of the trial demonstrate that THERATOPE® vaccine can prolong survival, while at the same time offering a good quality of life for women with metastatic breast cancer.”

“We are pleased with the progress of our collaboration with Biomira and continue to believe that THERATOPE® vaccine fits well with our global oncology portfolio,” said Matt Emmens, Member of the Executive Board of Merck KGaA and Head of the Company’s Global Ethical Pharmaceuticals business.

Under the terms of the collaboration with Biomira, if and when THERATOPE® vaccine is approved, Merck KGaA will co-promote THERATOPE® vaccine in the U.S. through its U.S. affiliate, EMD Pharmaceuticals, Inc. Outside of North America, Merck KGaA has exclusive marketing and development rights with the exception of Israel and the Palestinian Autonomy Area.

“THERATOPE® vaccine is an innovative treatment intended to stimulate the immune system to fight cancer,” said Nancy Wysenski, President of EMD Pharmaceuticals. “We are on the cutting edge of a new era of cancer treatment that holds promise for prolonging survival and improving the quality of life for patients.”

The Phase III study completed enrollment in March 2001 of 1,030 women at more than 120 clinical sites in North America, the United Kingdom, continental Europe, Australia and New Zealand. Prior to the Phase III trial, THERATOPE® vaccine was tested in more than 400 patients. Overall, THERATOPE® vaccine has been well-tolerated by patients, with the most common side effects being flu-like symptoms and local injection site reactions. THERATOPE® vaccine is also being evaluated in an ongoing Phase II study in combination with first-line chemotherapy for patients with metastatic colorectal cancer.

Biomira and Merck KGaA are collaborating on the development of THERATOPE® vaccine and BLP25 Liposomal vaccine. BLP25 Liposomal vaccine is being evaluated in a Phase IIb study for non-small cell lung cancer and in a Phase II study for prostate cancer patients.

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With more than 34,000 employees in 55 countries, the Merck Group generated sales of EUR 7.5 billion in 2001. Founded in 1668 in Darmstadt, Germany, the Company aims to be a world leader in its core businesses of pharmaceuticals and chemicals. Merck groups its operating activities under Merck KGaA, in which the Merck family holds 74 percent and the remaining 26 percent is publicly traded. The former U.S. subsidiary, Merck & Co., has been a completely independent company since 1917. Merck KGaA has built a strategic oncology portfolio by developing and in-licensing product candidates in four areas — monoclonal antibodies, therapeutic vaccines, immunocytokines and angiogenesis inhibitors.

EMD Pharmaceuticals Inc., the U.S. affiliate of Merck KGaA, is a new, fully integrated pharmaceutical company with an initial concentration on launching new products in oncology and diabetes. Located in Durham, N.C., EMD focuses on meeting patient and physician needs with pioneering pharmaceutical products and services.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

Persons desiring additional information about clinical trials involving THERATOPE® vaccine can call the following numbers for assistance: Residents of North America should call Biomira toll-free at 877-234-0444, ext. 500, or EMD Pharmaceuticals toll-free at 866-518-8811. Residents outside of the United States and Canada should call Biomira at 780-450-3761, ext. 500, or EMD Pharmaceuticals at 919-768-9741. In addition, information about clinical trials can be found on the companies’ Web sites: http://www.biomira.com and http://www.emdpharmaceuticals.com.

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Conference Call Details:

Today at 11 a.m. EDT, Biomira Inc. will webcast an analyst conference call hosted by Alex McPherson, MD, PhD, President and CEO. Analysts who wish to participate in the conference call may telephone 1-800-446-4472 (North America toll-free) or 1-416-446-4472, approximately 10 minutes before the start of the call. Others wishing to access the live call or the archive via the Internet, please log on to http://www.biomira.com. Please connect to the site prior to the conference call. The archive of the analyst conference call will be available on the Biomira website for approximately 30 days following the live call.

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Biomira Company Contacts:
Bill Wickson	Media Contact:
Manager Public Relations and Special Assistant 780-490-2818	Brad Miles, BMC Communications 212- 477-9007, ext.17

Jane Tulloch
Director, Investor Relations
780-490-2812

Merck KGaA Media Contact:
Phyllis Carter
011-49-6151-72-7144

EMD Media Contact:
David Reeder
919-401-7200

Except for historical information contained herein, this release contains forward-looking statements that are subject to risks and uncertainties that may cause actual results to differ materially from the results discussed in the forward-looking statements, particularly those risks and uncertainties surrounding the efficacy of THERATOPE® vaccine to treat women with metastatic breast cancer, risks and uncertainties surrounding the presentation of data to the regulatory authorities and approval of marketing applications by the regulatory authorities and risks and uncertainties inherent in the process of discovering, developing and commercializing drugs that are safe and effective for use as human therapeutics. Factors that may cause such a difference include risks related to completing our clinical trials, the risk that the safety and/or efficacy results of a clinical trial for THERATOPE® vaccine will not support a marketing application, the risk that the regulatory authorities will not be satisfied with the data provided for THERATOPE® vaccine or approve a product for which marketing application has been applied, the risk that the results of a clinical trial for THERATOPE® vaccine may not be indicative of results obtained in a later clinical trial, risks that the regulatory agencies will not accept a filing based upon significance in one study and one study endpoint, risks that the company may lack the financial resources and access to capital to fund required clinical trials for THERATOPE® vaccine, dependence on the efforts of third parties, including collaborators, and our dependence on intellectual property.

News Release
For Immediate Release

FIRST PATIENT ENROLLED IN A NEW THERATOPE® VACCINE
PHASE II TRIAL

Vaccine Being Studied in Women with Metastatic Breast Cancer

Edmonton, Alberta, Canada and Darmstadt, Germany — September 19, 2002 — Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) and Merck KGaA announced today that investigators have enrolled the first patient in a Phase II trial of THERATOPE® vaccine in women with metastatic breast cancer who are being treated with aromatase inhibitors, a type of hormonal therapy, or Faslodex® (fulvestrant), an estrogen-receptor antagonist.

THERATOPE® vaccine contains a synthetic antigen and is designed as an immunotherapy for a variety of cancers including metastatic breast cancer. Therapeutic cancer vaccines belong to a new generation of experimental cancer treatments that may stimulate the patient’s immune system to recognize their cancer. Unlike conventional cancer treatments, these therapies are designed to be highly specific to cancer cells, which is why such therapies may have fewer effects on healthy cells in the patient’s body.

The study, when fully enrolled, will involve approximately 95 women with metastatic breast cancer. Approximately 12 United States sites plan to participate. The study’s primary objective is to determine the response of the immune system in these metastatic breast cancer patients. A secondary objective is to determine the safety and tolerability of THERATOPE® vaccine when used in conjunction with aromatase inhibitors or fulvestrant. This trial is not designed to formally evaluate efficacy.

This is a single-arm, open-label, non-randomized, multi-center study using THERATOPE® vaccine concurrently in patients receiving first or second-line aromatase inhibitor therapy or fulvestrant. The study includes both post-menopausal women on aromatase inhibitors alone or fulvestrant and pre-menopausal women on aromatase inhibitors plus luteinizing hormone-releasing hormone-agonist (LH/RH). Data from this study may be used to support further clinical development of THERATOPE® vaccine.

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“We believe THERATOPE® vaccine could play an important role in the treatment of women with metastatic breast cancer who are being treated with aromatase inhibitors or Faslodex®. The enrollment of the first patient in this Phase II trial is a step in that direction,” said Alex McPherson, MD, PhD, President and CEO of Biomira. “Together with Merck KGaA, we intend to continue to pursue additional clinical settings and other indications for THERATOPE® vaccine in order to expand potential commercialization opportunities.”

Biomira and Merck KGaA completed enrollment in a Phase III THERATOPE® vaccine clinical trial for 1,030 patients at 120 clinical sites in 10 countries in March 2001. This is a double-blinded, randomized, controlled trial. The final analysis is event-driven and is expected to commence in the second half of 2003.

Biomira’s collaborator for THERATOPE® vaccine is Merck KGaA, of Darmstadt, Germany, founded in 1668. Merck KGaA has positioned itself to be on the cutting edge of cancer research with an oncology portfolio based on four technology platforms — monoclonal antibodies, vaccines, immunocytokines and angiogenesis inhibitors.

Under the terms of the collaboration with Biomira, Merck KGaA will co-promote THERATOPE® vaccine in the U.S. through its U.S. affiliate, EMD Pharmaceuticals, Inc., based in Durham, N.C. Outside of North America, Merck KGaA has exclusive marketing and development rights with the exception of Israel and the Palestinian Autonomy Area.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

Persons desiring additional information about clinical trials involving THERATOPE® vaccine can call the following numbers for assistance: Residents of North America should call Biomira toll-free at 877-234-0444, ext. 500, or EMD Pharmaceuticals toll-free at 866-518-8811. Residents outside of the United States and Canada should call 919-768-9741. In addition, information about clinical trials can be found on the companies Web sites: http://www.biomira.com and http://www.emdpharmaceuticals.com.

-more-

Biomira Company Contacts:

Bill Wickson	Media Contact:
Manager Public Relations and Special Assistant	Brad Miles, BMC Communications
780-490-2818	212-477-9007, ext. 17

Jane Tulloch Director, Investor Relations 780-490-2812

Merck KGaA Media Contact:

Phyllis Carter 011-49-6151-72-7144

EMD Media Contact:

David Reeder 919-401-7200

If you are receiving duplicate news releases or would like to be added to or removed from Biomira’s distribution lists, please contact the Investor Relations department at: 1-877-234-0444 (277) / ir@biomira.com / Fax: 780-450-4772

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This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing of clinical trials, trial reviews and analyses or the safety and efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

BIOMIRA INC. 2011 — 94 St. Edmonton, AB, Canada T6N 1H1
Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)

Date: September 19, 2002	By:	/s/ Edward A. Taylor

Edward A. Taylor Vice President Finance